82-2850

White Knight Resources Ltd.

03032431

SUPPL

03 OCT -1 AM 7:21

NEWS RELEASE

September 23, 2003
NR# 03-06

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") is continuing to stake additional mineral lands in the Cortez Trend of north central Nevada. The Company's properties range from raw exploration to projects with drill defined resources and exploration upside.

The Company has reached an agreement with Darrell Wellander, an independent businessman, who will provide investor relations services to the Company. The terms of the one-year agreement provide that Mr. Wellander will receive CAD$500 per month and 150,000 incentive stock options priced at $0.41 for a one-year period. The investor relations agreement and incentive stock option grant are subject to regulatory approval.

The Company has also granted to directors and officers incentive stock options to purchase up to 2,074,500 shares at $0.41 per share for a five-year period, subject to regulatory approval.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180